Mail Stop 0308
      March 17, 2006

Tom Liu
Chairman and CEO
Chilco River Holdings, Inc.
355 Lemon Ave., Suite C
Walnut, CA 91789

      Re:	Chilco River Holdings, Inc.
      Registration Statement on Form SB-2
      Filed February 21, 2006
		File No. 333-131946

Dear Mr. Liu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that you state that the selling stockholders will be offering the shares for resale from time to time, which indicates that selling stockholders are relying on Rule 415 for sale of these securities. Please revise to check the Rule 415 box on the facing page of your registration statement.





Summary Information, page 1
2. It appears that you have provided use of proceeds information from the exercise of the warrants under the caption "Dividend Policy." Please reconcile your disclosure.
3. Please add a disclosure to this section that briefly summarizes your mineral exploration business and its status.
4. We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context. For example, you define Kubuk International, Inc. as
(Kubuk) on page 2, the nuevo sol as (PEN) on page 7 and the Peruvian gaming authority as (MINCETUR) on page 34. Parenthetical definitions such as these are unnecessary. Please delete these and all other parenthetical definitions from your prospectus. See Rule 421(c) of
Regulation C.

Risk Factors, page 8
5. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

1. Inclement weather ... page 6

2. A downturn in general economic conditions... page 6

3. You may lose your entire... page 11

In addition, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, "Our success depends on visitor`s..." on page 7 and "Currency fluctuations may have..." on page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.



6. Please include a risk factor that your auditors have raised substantial doubt as to your ability to continue as a going concern.
Also, please add a risk factor concerning the amount and status of your accounts receivable.

If our key personnel leave us..., page 6
7. Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example, are any key personnel nearing retirement? As drafted this risk factor is generic.

Selling Shareholders Information, page 14
8. We note that your first sentence in this disclosure states "[t]he following are the Selling Shareholders who own and have the right to acquire pursuant to the exercise of Class A Warrants an aggregate of
3,371,334 shares..." Your prospectus cover page indicates that 1,365,667 shares are subject to Class A Warrants. Further, your disclosure should include all shares that are being offered for sale and how each selling shareholder acquired the shares for resale. Please revise or advise.
9. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by 695809 B.C. Ltd. See Interp. I.60 of Telephone Interp. Manual (July
1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

Transactions with Clear Channel, page 19
10. Disclose whether the transaction and agreement with Clear
Channel
were comparable to terms you could have obtained from unaffiliated third parties.

Plan of Distribution, page 19
11. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

Executive Officers and Directors, page 22
12. We note that you have provided a general description of the business experience of Messrs. Lau and Yang. In accordance with of
Item 401 of Regulation S-B, please provide more specifically the last
5 years of business experience for Messrs. Lau and Yang. Also, we note that Mr. Xu has been working with Kubuk Investment since 2001.
Please expand your description to briefly describe in what capacity
Mr. Xu has been working for Kubuk.
13. Please disclose in this section whether you have any related party transactions. In this regard, please disclose whether you have any loans outstanding to shareholders, officers or directors, the amount of the loans, the terms of the loans and the status of the loans.

Our Mineral Exploration Business, page 30
14. Please expand your disclosure so that investors who are unfamiliar with your mineral exploration business can understand it.
For example, it is not clear from your disclosure whether you purchased your claims from Nicholson & Associates and if the terms of that agreement included the royalties to be paid to them as well as the geological consulting services. In this regard, you should include in your discussion the term of that agreement and the geological consulting services that Nicholson & Associates has and will provide.
15. We also note terms used in your discussion that may be unfamiliar to investors. For example, it is not clear what a unit is that comprises your claim of 16 units. Also, it is not clear from your disclosure that NIC refers to Nicholson & Associates.
16. We further note your reference to a report that has been prepared recommending a further two-stage program. This appears to be a material document that should be filed as an exhibit.

Acquisition of Bruce Hotel and Casino, page 30
17. Please expand your disclosure to indicate whether the acquisition was from unaffiliated parties.

Escrow Agreement, page 31
18. Your discussion of the terms of escrow agreement needs to be revised to clearly present the information that is key to stockholders. In this regard, provide background information including but not limited to whether this was an arms length transaction, the manner in which the share price was determined, a discussion of the resulting change of company control and a discussion of the "certain obligations."

Bruce Hotel and Casino Business, page 34
19. Please include in your discussion the background, the nature or history of your accounts receivable. In this regard, please discuss the status of your accounts receivable, what steps you are taking or plan to take to reduce your receivables.
20. Please revise to include any material loans outstanding. In this regard, please disclose the current status of any loans, the parties to the loan, the amount of the loans, the terms of the loans and the business purpose of the loans.
21. Please revise your disclosure to provide the percentage of revenue that was generated by each of your hotel, restaurants and casino operations.
22. We note that you expect to raise $5 million in 2006 to complete your renovations. Please expand your disclosure to indicate how you expect to raise this money and what the consequences will be if you do not.
23. Please also expand your disclosure to include your hotel occupancy rate, whether you are subject to seasonal fluctuations in your business and whether you rent office space to others or if the office space indicated is for your corporate offices.
Regulation and Licensing, page 35
24. We note that you maintain a five star hotel license. Please indicate the expiration of your license.

The Economy, page 38
25. The table referred to in the last paragraph of this section is omitted. Please revise.

Management Discussion and Analysis, page 39
26. You do not include a discussion of the year to year differences in results of operations. As such, please revise your disclosures to comply with Item 303(b)(1) of Regulation S-B.
27. It is not clear whether the Peruvian Government has set any limits on the number of casinos that may be opened any given year or within certain distances. As such, please revise your disclosures to discuss these restrictions or lack thereof and how they will impact your future operations.



Liquidity and Capital Resources, page 41
28. Due to significant costs you are incurring as a result of renovations, please expand your liquidity and capital resources discussion to include details regarding your expansion plans if you are not able to raise sufficient capital though your securities offering. For example your discussion should include, but not be limited to, the following issues:

* A discussion of alternate sources of funding;
* Whether you plan to re-open without completing your renovations;
* If you intend to re-open without completing the renovations, how will it affect your operating plan and cash flows projections;
* A discussion of the cost to re-open without completing renovations and whether you currently have enough cash flow to re-open;
* A discussion of how long you will be able to sustain profitability without the operations of the casino.

      Please ensure that your response is detailed and precise.

Market for Common Equity and Related Shareholder Matters, page 44
29. Please revise to include the number of registered shareholders.

Use of Proceeds, page 45
30. We note your disclosure on the prospectus cover page to the effect that you plan to use any proceeds from the exercise of the warrants for working capital. Please revise and expand your disclosure here accordingly.

Kubuk International, Inc. and subsidiaries financial statements,
F-11

Consolidated Statements of Operations, page F-13
31. You appear to have chosen the "One-Statement Approach" to reporting comprehensive income, as illustrated in Format A of Appendix B to SFAS 130. If our understanding is correct, this fact should be disclosed in the title to this financial statement. Please see the above referenced illustration for guidance. The auditor`s report should also be revised to reflect the new title.

32. It appears that there are amounts within the "Other" revenues caption that exceed the aggregation thresholds set by the Instructions to Item 310(b). As such, please tell us the amount and nature of individually significant items that you include in "Other" revenues.

Note 2- Significant Accounting, F-17

Revenue Recognition and Promotional Allowances, page F-18
33. You did not include an accounting policy for promotional allowances. As these costs tend to be significant within your industry, please revise your filing to include your accounting policy for promotional allowances.

Properties, Plant and Equipment, page F-19
34. It appears that you record your property, plant and equipment at the lower of adjusted costs or market. Please tell what you refer to as adjusted costs and how it complies with U.S. GAAP.
35. We understand, from the disclosure on page F-16, BGD was the "majority" owner of the Bruce Hotel/Casino. If our understanding is correct, we assume that Chilco River Holdings Inc. holds a majority interest in these properties as well. Please confirm. Identify, describe and quantify the minority interest in the structures and advise us as to the rights and obligations of the minority interest, including how profits and losses are to be divided. Explain how the property has been valued and recorded in the financial statements of
Kubuk, both before and after the merger with Chilco River.

Note 3. Foreign Currency Transactions, page F-19
36. You indicate that hotel and other business activities are operated using both U.S. dollars and the Peruvian nuevo soles while the gaming business at Bruce Casino is conducted in U.S. dollars. In view of the fact that casino revenues comprise approximately 67% of revenues, please support your conclusion that your functional currency is the nuevo soles. Your response should address each of the relevant factors set forth in Appendix A of SFAS 52, paragraph 42.
37. As a related matter, you state on page 7 that your functional currency is the U.S. dollar. Although the functional currency of Chilco River Holdings, Inc. may be the U.S. dollar, we assume that the functional currencies of the two operating subsidiaries will remain nuevo soles subsequent to the merger. Please confirm or explain the reasons for any changes in functional currency.

Note 4- Accounts Receivable, page F-20
38. Your accounts receivable balance decreased from $1,085,427 at December 31, 2004 to $54,027 as of the nine months ended September 30, 2005. However, it is not clear whether the decrease relates to reserved amounts that were finally written off or recovered. As such, please advise us and expand your disclosures within Management
Discussion & Analysis to address the cause for this significant variation in your balance.

Pro Forma Balance Sheet Information, page F-25

39. The disclosures here and in Note 11 to the financial statements of Kubuk International appear to state that the only assets transferred to KISAC/Kubuk International are the property, furniture
& equipment, net. If our understanding is correct, it may be appropriate for audited financial statements to be presented for the acquired component only ("carve-out" financial statements), if you are not succeeding to all of the assets and liabilities of the other entity. Please revise or advise.
40. As a related matter, if only property, furniture and equipment are to be acquired, provide support for your apparent conclusion that the acquisition of a business has occurred, rather than an acquisition of assets. Address the individual facts and circumstances set forth in Article 11-01 (d) of Regulation S-X when framing your response.
41. Financial forecasts may be presented either in lieu of pro forma statements of operations or for other informational purposes.
They
are particularly appropriate where historical financial statements are not indicative of the ongoing entity or where other events or transactions will have a discrete material impact upon your financial statements. You disclose, on page 4, that all of your revenue and income will be derived from the operations of the Bruce Hotel and Casino. The gaming casino has been closed for remodeling since February 2005 and the slot room and restaurants were closed for renovation in November 2005. You do not expect them to reopen until the last half of 2006, at a minimum. Unless you are able to finance these renovations with cash flows from operations and equity or debt financings, these renovation projects may be reduced or delayed. In view of the fact that revenue is expected to be approximately 10% of historical levels until renovations are completed and the casino, slot room and restaurants are open, we believe that the presentation of a financial forecast for the twelve-month period following the most recent balance sheet included in the filing, after updating, would be appropriate. This would better enable investors to understand the financial operations of the company for the immediate future. Please revise accordingly or advise. Refer to Rule 11-03 of
Regulation S-X with regard to the preparation of a financial forecast.

Chilco River Holdings Financials for the Nine Months Ended
September
30, 2005

Note 1. Current Event, page F-34
42. Tell us more about the individual escrow agreements you describe in this footnote. With regard to the 8,250,000 shares placed in escrow, please describe the exact nature of the obligations the escrow is intended to satisfy. Describe the major terms and conditions of the escrow including its duration and the required disposition of the shares if the obligations are not otherwise satisfied. Describe the significant terms and conditions of each of the other individual escrow arrangements as well. Explain how the shares in each arrangement are to be accounted for in your earnings per share computations, both basic and diluted. Provide support for each of your conclusions and identify your basis in GAAP.
Finally,
please identify the directors (or the former directors) of Chilco who returned shares for no consideration. Quantify the shares held by the former shareholders of Chilco after the return and cancellation of the shares.
43. Refer to the discussion of mineral properties presented on page
F-9 of the filing. If Chilco remains subject to the annual obligation to make advance royalty payments until the commencement of commercial production, appropriate disclosure should be provided.
44. According to your disclosures on page 32, you failed to raise the
$5,000,000 in the Financing Transaction within thirty days of delivering the Kubuk Financials to Chilco. As such, please tell us and revise your disclosures to discuss what effect this will have on your business.

General
45. Consideration should be given to the updating requirements of
Item 310 (g) of Regulation S-B.
46. An updated consent should be included in any amendment to the filing.

Exhibits, II-3
47. Please revise your footnotes and the index to correctly reference the appropriate filing where documents may be found.


Signatures, II-5 and II-6
48. We note Mr. Yens` execution of the registration statement did not include his capacity as your Principal Accounting Officer in each of his signatures. Please revise.

Exhibit 5.1

49. We note that in the fifth paragraph of your opinion, you express no opinion as to the effect or application of the law, rule or regulation or any securities or blue sky laws of any state including the State of Nevada. However, in the next sentence you generally limit your opinion only to the laws of Nevada. Please revise your opinion to clearly opine on the laws of the State of Nevada, including the statutory provisions, all applicable provisions of the
Nevada Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel`s opinion please include the registration statement`s file number.

Exhibit 10.6
50. Please file Exhibit A to the consulting agreement.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone, Accountant, at (202) 551-3312 or
Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

      					Sincerely,



      					H. Christopher Owings
      Assistant Director


cc: 	Kenneth G. Sam
	Dorsey & Whitney LLP
      Via Fax (303) 629-3450
Tom Liu
Chilco River Holdings, Inc.
March 17, 2006
Page 1